Exhibit 2.5

SUMMARY OF TERMS OF MEDIUM-TERM CORPORATE LOAN UNDER CLUB DEAL MODALITY WITH BANCO DE CREDITO DEL PERU S.A. AND SCOTIABANK PERU S.A.A.

On September 13, 2021, the board of directors of Cementos Pacasmayo S.A.A. (hereinafter, the “Company”) approved the execution of a medium-term loan contract with Scotiabank Perú S.A.A. (hereinafter “Scotiabank”) and Banco de Crédito del Perú (hereinafter “BCP”) in order to pay it´s short-term financial debt (with BCP) and the payment of the “4.50% Senior Notes due 2023”.

On November 29, 2021, the Company, Scotiabank and BCP entered into the Medium-term Loan Contract of an amount of PEN 860’000,000.00.

The following are the key characteristics of the loan:

Execution Date: November 29, 2021

Term: 7 years with the Loan Schedule

Currency: Soles (S/)

Principal Amount: S/ 860,000,000 (BCP: S/430,000.000; Scotiabank: S/430,000,000)

Interest Rate: 5.82%

Interest Payment Dates: Quarterly

Prepayments: The Company may make prepayments of no less than S/ 10,000,000 with a commission of 1.5% per year with a limit of 3%

Priority: Pari passu with all other debts of the Company

Principal restrictions and covenants: (i) Debt Service Coverage Ratio (EBITDA/Debt Service) greater than or equal to 1.50x; (ii) Debt Service Coverage Ratio (Debt Service Cash Flow/Debt service) greater than or equal to 1.15; (iii) Financial Debt Ratio (Financial Debt/EBITDA) less than or equal to 3.50x. Ratios to be measured quarterly on the basis of the Company´s consolidated financial statements as of March, June, September and December every year.